Exhibit 99.1

News Release

June 3, 2019

Turquoise Hill appoints Jo-Anne Dudley as Chief Operating Officer

Turquoise Hill Resources Ltd. (“Turquoise Hill”) today announced the appointment of Jo-Anne Dudley as Chief Operating Officer, effective June 3rd, 2019.

Ms. Dudley has 25 years of experience in the mining industry. For the past nine years she has been a key member of the Oyu Tolgoi technical team that manages the development of the world-scale Oyu Tolgoi copper-gold mine in Mongolia in consultation with Turquoise Hill. Most recently she led Oyu Tolgoi’s 30-person Strategic Mine and Resources Planning unit.

“Jo-Anne’s extensive experience in underground mine development, at Oyu Tolgoi and elsewhere, will be of great value to Turquoise Hill and its shareholders,” said Ulf Quellmann, Chief Executive Officer. “She will be an excellent addition to our executive team as Oyu Tolgoi grows into one of the world’s largest copper mines.”

Prior to commencing her work on Oyu Tolgoi, Ms. Dudley spent five years working with Rio Tinto’s technical group on mines in South Africa and the USA. Before that she worked in underground mines across Australia as an Underground contractor and spent nearly ten years in Operations and Studies roles at the Northparkes copper and gold mine in central New South Wales, Australia. During her time at Northparkes, it developed from an open pit operation to an underground mine using block caving, similar to the development path at Oyu Tolgoi.

Ms. Dudley graduated from the University of New South Wales as a mining engineer in 1994. She holds a New South Wales Below Ground Mine Manager’s Certificate of Competency, and a Graduate Certificate in Technology Management.    A Chartered Professional engineer, Ms. Dudley was awarded Fellow membership in 2016 from the Australasian Institute of Mining and Metallurgy, was selected as the 2018 Exceptional Woman in Queensland Resources, and was also honoured to be named as one of the WIM 2018 Global 100 Inspirational Women in Mining.

Contact

Investors & Media

Roy McDowall

+ 1 604-648-3934

roy.mcdowall@turquoisehill.com

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About Turquoise Hill

Turquoise Hill (TRQ: TSX, NYSE, NASDAQ) is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity. Turquoise Hill is 50.8% owned by Rio Tinto plc, one of the world’s largest metals and mining corporations.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com